September 20, 2019

Carl Grant
Chief Executive Officer
Sun Kissed Industries, Inc.
2885 Sanford Ave SW #41437
Grandville, MI 49418

       Re: Sun Kissed Industries, Inc.
           Amendment No. 7 to Form 1-A
           Filed September 12, 2019
           File No. 024-10991

Dear Mr. Grant:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2019 letter.

Amendment No. 7 to Form 1-A

Exhibits

1. Refer to your response to comment 1. Exhibit 2.19 as filed refers to the Restated and
      Amended Bylaws of Gentech Holdings, Inc. and indicates that the bylaws were ratified by the board of Image Technology Laboratories. Please revise and refile the correct bylaws.
 Carl Grant
Sun Kissed Industries, Inc.
September 20, 2019
Page 2

       You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameCarl Grant                             Sincerely,
Comapany NameSun Kissed Industries, Inc.
                                                         Division of
Corporation Finance
September 20, 2019 Page 2                                Office of
Transportation and Leisure
FirstName LastName